UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KonaRed Corporation
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

50048Y104
(CUSIP Number)

Steven Schorr
1101 Via Callejon #200
San Clemente, CA 92673
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500048Y104	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN SCHORR
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Steven Schorr is a United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,137,529
	8.	SHARED VOTING POWER 35,695,638
	9.	SOLE DISPOSITIVE POWER 7,137,529
	10.	SHARED DISPOSITIVE POWER 35,695,638
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,833,167
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 50048Y104	13D	Page 3 of 7 Pages

(1) Steven Schorr was a director & officer of Sandwich Isles Trading Co., Inc. ("SITC") which was purchased by KonaRed Corporation ("KRED") on October 4, 2013. Under the Asset Purchase Agreement, Mr. Schorr was designated as one of the trustees of 42,750,000 KRED shares to be distributed to SITC shareholders. On May 23, 2014, SITC was dissolved and distribution of KRED shares in trust began. Mr. Schorr's own shareholdings of KRED is 7,137,529 shares. At this time 35,695,638 KRED shares which are still under Mr. Schorr's indirect ownership as a trustee are also reported herein.

(2) As of June 27, 2014, KRED had 77,380,296 issued and outstanding common shares. Based on this, Mr. Schorr's direct current holding of 7,137,529 shares comprise 9.2% of KRED's common shares; and his indirect holdings of 35,695,638 shares comprise 46.1% of KRED's common shares.

Item 1.  Security and Issuer.

This Statement relates to common shares with a par value of $0.001 of KonaRed Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2829 Ala Kalanikaumaka Street, Suite F-133 Koloa, Hawaii 96756.

Item 2.  Identity and Background.

(a)	Steven Michael Schorr

(b)	P.O. Box 448, Puunene, HI 96784

(c)	Mr. Schorr is a President & Chief Executive Officer of Bioponic Phytoceuticals Inc. located at P.O. Box 448, Puunene, Hawaii 96784

(d)	Mr. Schorr has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Schorr has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schorr is a United States citizen.

CUSIP No. 50048Y104	13D	Page 4 of 7 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Schorr was a founder and Chief Scientific Officer of Sandwich Isles Trading Co., Inc. ("SITC") which was purchased by KonaRed Corporation ("KRED") on October 4, 2013 in exchange for 42,750,000 KRED restricted common shares. Under the Asset Purchase Agreement governing the transaction between KRED and SITC, Mr. Schorr and Mr. Shaun Roberts were designated as a trustees of 42,750,000 KRED shares to be distributed to SITC shareholders. On May 23, 2014, SITC was dissolved and the process of distribution of the 42,750,000 KRED shares held in trust began, but has not yet been executed. Mr. Schorr's own shareholdings of KRED is 7,137,529 shares. Because the shares from trust distribution is pending, the balance of 35,695,638 shares which are still under Mr. Schorr's indirect control as a trustee are also reported herein.

Mr. Schorr came to own his direct shareholdings in SITC through the purchase of founders shares, and conversion of salaries owed to him into shares of SITC.

Additionally, since transitioning to membership on the board of directors of KRED on October 4, 2013, Mr. Schorr has been issued 83,167 free-trading KRED shares under a Form S-8 as compensation for services.

Item 4.  Purpose of Transaction.

The purpose of Mr. Schorr's investment in SITC (subsequently merged into KRED) was to form the company.

Depending on market conditions and other factors, Mr. Schorr may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. In respect of the 83,167 free-trading common shares which were issued to Mr. Roberts as compensation under KRED's S-8 Plan, he expects that he may dispose of some or all of these shares in the open market, in privately negotiated transactions to third parties or otherwise. Mr. Schorr has made no sales of these shares within the last sixty days.

Other than in respect of the potential disposition of his 83,167 free-trading common shares, as of the date hereof, except as described above, Mr. Schorr does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 50048Y104	13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	As of June 27, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Schorr was 42,833,167 common shares, or approximately 55.4% of the Issuer.

(b)	Mr. Schorr has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 7,137,529 shares of common stock of the Issuer.

(On December 12, 2013, Mr. Schorr was also granted 1,000,000 KRED options to purchase 1,000,000 restricted common shares of KRED at $0.45 per share, if vested. These options have a five year term and do not vest prior to October 4, 2014 and then only if KRED's share price is trading at $1.00 or above.)

Mr. Schorr has the shared power to vote or direct the vote, and to dispose or direct the disposition of 35,695,638 shares of common stock of the Issuer which is held in trust for SITC shareholders. Mr. Schorr shares this power with Mr. Shaun Roberts. Item 2 information for Mr. Roberts is as follows:

	i.	Shaun Vincent Roberts

	ii.	P.O. Box 701, Kalaheo, HI 96741

	iii.	Mr. Roberts is a President & Chief Executive Officer of KonaRed Corporation located at 2829 Ala Kalanikaumaka Street, Suite F-133 Koloa, Hawaii 96756.

	iv.	Mr. Roberts has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

v.
Mr. Roberts has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Within the last sixty days, Mr. Schorr has not executed any share sales.

(d)	N/A

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the designation of Mr. Schorr and Mr. Roberts as trustees of 42,750,000 KRED shares to be distributed to SITC shareholders, as referenced in the Asset Purchase Agreement governing the transaction between KRED and SITC, as filed by KRED to EDGAR on October 10, 2013 and incorporated herein by reference, there are not any contracts, arrangements, understandings or relationships (legal or otherwise) among Steven Schorr and Shaun Roberts and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 50048Y104	13D	Page 6 of 7 Pages

Item 7.  Material to Be Filed as Exhibits.

Copies of the agreements which formed the Asset Purchase Agreement between KRED and SITC are as follows:

Exhibit Number	Description	Filed
10.1	Binding Letter agreement dated June 5, 2013 with Sandwich Isles Trading Company, Inc.	(attached as an exhibit to the current report on Form 8-K of KonaRed Corporation, filed on June 11, 2013 and incorporated herein by reference)
10.2	Asset Purchase Agreement dated October 4, 2013 with Sandwich Isles Trading Co. Inc.	(attached as an exhibit to the current report on Form 8-K of KonaRed Corporation, filed on October 10, 2013 and incorporated herein by reference)

There were no borrowing of funds to finance the Asset Purchase Agreement.

The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4 are as referenced in the attached Exhibits.

Other than the attached, there are no agreements regarding any transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

CUSIP No. 50048Y104	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30/2014

/s/ Steven Schorr
Steven Schorr